SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

10 April 2019

Prudential plc

NOTICE OF ANNUAL GENERAL MEETING 2019

Prudential plc today announces that its Notice of Meeting for the 2019 Annual General Meeting is available to view on the Group's website at www.prudential.co.uk.  A copy of the Notice of Meeting and proxy card will be available for inspection at www.morningstar.co.uk/uk/NSM in due course. Printed copies of the Notice of Meeting will be posted today to those shareholders who have requested to receive a hard copy.

Prudential plc's 2019 Annual General Meeting will be held on Thursday 16 May 2019 at 11.00am at the QEII Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

Additional information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America.

Contact:

Ian Smith, Senior Assistant Company Secretary, +44 (0) 20 3977 9640
Chris Smith, Deputy Group Secretary, +44 (0) 20 3977 9639

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 April 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Chris Smith

Chris Smith
Deputy Group Secretary